UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Oceanaut, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

675227102

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 675227102	13G	Page 2 of 2 Pages

1	NAMES OF REPORTING PERSONS Excel Maritime Carriers Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 4,640,625 shares**
6 SHARED VOTING POWER 0 shares
7 SOLE DISPOSITIVE POWER 4,640,625 shares**
8 SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,640,625 shares**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.9%*
12	TYPE OF REPORTING PERSON CO

*	The percent of class computation is based on 24,562,500 shares of common stock outstanding as of November 9, 2007, as reported in the Company’s Form 10-Q, dated as of November 9, 2007.

**	The beneficial ownership reflected above does not include 5,375,000 shares of common stock issuable upon exercise of 2,250,000 founding warrants, 2,000,000 insider warrants or the warrants included in 1,125,000 insider units, none of which are currently exercisable nor will they become exercisable within 60 days of the date hereof.

Item 1 (a).	Name of Issuer:

  Oceanaut, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

  17th KM NATIONAL ROAD ATHENS-LAMIA

  & FINIKOS STREET

  NEA KIFISIA, ATHENS – GREECE 145 64

Item 2 (a).	Name of Person Filing:

  This Schedule 13G is being filed by Excel Maritime Carriers Ltd., a Liberian corporation.

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

  17th KM NATIONAL ROAD ATHENS-LAMIA

  & FINIKOS STREET

  NEA KIFISIA, ATHENS – GREECE 145 64

Item 2 (c).	Citizenship:

  Republic of Liberia

Item 2 (d).	Title of Class of Securities:

  Common Stock

Item 2 (e).	CUSIP Number:

  675227102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

    Not Applicable

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the

Investment Company Act of 1940.

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned: 4,640,625 shares of common stock of the Issuer.

(b)	Percent of class: 18.9%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 4,640,625 shares

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 4,640,625 shares

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Remainder of page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008	Excel Maritime Carriers Ltd.

	By:	/s/ Christopher J. Georgakis
	Name:	Christopher J. Georgakis
President & Chief Executive Officer